SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ/MF No.: 02.808.708/0001 -07
NIRE 35.300.157.770

Publicly-Held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Companhia de Bebidas das Américas – AmBev (“Company”) are hereby invited to meet, on May 31, 2005 at 10:00 a.m. (São Paulo time), at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor (part), suites 41 and 42, Itaim Bibi, in an Extraordinary General Shareholders’ Meeting, to decide on the following AGENDA:

(i)
to examine, discuss, and approve the Protocol and Justification of Merger for the merger into the Company of its controlled subsidiary, Companhia Brasileira de Bebidas, a closely-held corporation duly organized and validly existing under the laws of the Federative Republic of Brazil, with headquarters in the City of Jaguariúna, State of São Paulo, at Av. Antártica, 1,891 (part), enrolled with the General Taxpayers Registry (CNPJ/MF) under No. 60.522.000/0001-83 (“CBB”), which was executed by Company’s and CBB’s management on May 9, 2005;

(ii)
to authorize the increase in Company’s capital as a result of the merger referred to in item (i) above, upon the issuance of common shares to be subscribed and paid-up by CBB with its net equity, with the consequent alteration of article 5 of Company’s Bylaws;

(iii)	to ratify the hiring of the specialized appraising company responsible for preparing the appraisal report on CBB’s net equity, which will be merged at book value into the Company;

(iv)	to ratify the hiring of the specialized appraising company responsible for preparing the appraisal report on Company’s and CBB’s net equities, pursuant to article 264 of Law No. 6,404/76; and

(v)	to authorize Company’s managers to perform all acts required for the implementation and formalization of the merger referred to in item (i) above.

General Information:

- The following documents will be available for the shareholders from May 9, 2005 at the Company’s headquarters and on the Internet – site www.ambev-ir.com, under investors, news section: (i) Protocol and Justification of Merger; (ii) financial statements that served as basis for the calculation of Company’s and of CBB’s net equities on December 31, 2004 (audited pursuant to article 12 of CVM Regulation No. 319); (iii) appraisal report of Company’s and of CBB’s net equities, pursuant to article 264 of Law No. 6,404/76; and (iv) appraisal report of CBB’s net equity, pursuant to paragraph 1 of article 227 of Law No. 6,404/76.

- The proxies granting special powers for purposes of shareholders’ representation at the general meeting referred to herein shall be deposited at Company’s headquarters, in the Legal Department, at least three (3) business days prior to the date set for the holding of the meeting.

- The participant shareholders of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA that wish to participate in this meeting shall deliver statement containing their corresponding equity interest, issued by the competent depositary institution with a minimum of (48) hours advance of the holding of the meeting.

São Paulo, May 10, 2005

Victório Carlos De Marchi
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.